

November 21, 2013

Via E-Mail

Philip J. Flink, Esq.
Brown Rudnick LLP
One Financial Center
Boston, MA 02111

> **Re: Hologic, Inc.**
> **Schedule TO-I filed November 14, 2013**
> **File No. 005-41074**

Dear Mr. Flink:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Offer to Purchase

1. We note that the expiration of the tender offer is 5pm on December 12, 2013. Please revise so that the tender offer is open for a full twenty business days. See the definition of "business day" in Rule 13e-4(a)(3) which extends until midnight Eastern time.

2. We note the disclosure states that the issuer will redeem all of the outstanding Notes on December 18, 2013, which is only the fourth business day after the expiration date of the put option tender offer. Please revise or advise us as to how you are complying with Rule 13e-4(f)(6). In addition, we note that Hologic issued the notice of redemption on the same date as the announcement of the tender offer; please advise as to how you are complying with Rule 14e-5 which

prohibits arrangements to purchase except as part of the tender offer from the announcement of the tender offer until expiration.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions